Filed by: Suncor Energy Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Canadian Oil Sands Limited

Form F-80 File No.: 333-207268

Explanatory Note: The following is a call script used by Suncor Energy Inc.’s information agent with respect to the offer.

Outbound: Hello my name is <insert your name>, I am calling on behalf of Suncor Energy Inc. (“Suncor”) with respect to their Offer to purchase all of the shares of Canadian Oil Sands Limited ( “COS” or “Canadian Oil Sands”), may I please speak with <insert Shareholder name> concerning his/her investment in COS <wait for reply>

Inbound: Thank you for calling the inquiries line for Suncor’s Offer to purchase all of the shares of COS. How may I help you? <Wait for the reply> May I please speak to you about the Suncor Offer? <Wait for the reply>.

If YES	If NO

Thank you. Please note that this call may be recorded for quality assurance purposes.

As you may know, on October 5th, Suncor announced its intention to purchase all of the shares of COS at a purchase price of 0.25 of a Suncor share per one share of COS.

Despite falling oil prices and failing production, the COS Board and management have continued to tell you to “do nothing” to protect the value of your COS shares.

Suncor believes this would be a mistake, and urges COS shareholders to consider the facts and make a fully informed decision that serves your own best interests.

Time is running out – Suncor’s offer expires on January 8th. If Suncor does not receive substantial support for its offer on January 8th, 2016, they will look to pursue other opportunities. It is critical that COS shareholders take action and tender their shares, and not simply rely on others to make the deal happen. Taking no action and not tendering your shares is equivalent to rejecting the deal, and the value of your investment in COS is likely to significantly decline if Suncor’s offer is not successful.

The choice is quite simple.

• By tendering to Suncor’s offer, you will receive a significant premium to the pre-offer value of your COS shares and an immediate dividend increase of 45% above what you get today from COS. Through this ‘all Canadian’ offer, you will also own a stake in Canada’s leading integrated energy company – a company with a rock solid balance sheet that has proven it can create shareholder value when oil prices rise, and when they don’t. With Suncor, you will benefit from an even larger stake in Syncrude’s operations in Canada’s oil sands and a management team that has the operational expertise and resources to work

May I please leave a toll free number in case you have questions? Please dial at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or by e-mail at inquiries@dfking.com. Also, please continue to visit www.suncorofferforcanadianoilsands.com for further information.

with Syncrude’s operator to make performance improvement happen.

• If you “do nothing” and our offer is rejected, you can expect the value of your shares to drop – sharply. Since October 2, when COS was trading at the $6 level, the value of your shares has been supported by our offer. Without Suncor’s offer, you can expect COS shares will fall back to that level – and potentially even lower reflecting the roughly 20% drop in oil prices during this period (particularly given COS’ claim that COS shares are 98% correlated to the price of oil). The market will also factor in the negative impact of the chronic and continuing operational challenges at Syncrude. Finally, you will be left owning shares in a company that Suncor does not believe can create value in this market.

Despite all this, your Board is telling you that COS will be better off continuing as a standalone company. What they aren’t telling you is that in this environment, it could take as long as ten years before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend[1]. That’s an awfully long time to wait, versus taking Suncor’s premium offer and a higher dividend right now.

Suncor is offering you full, fair and immediate value for your shares, a significant dividend increase and a proven track record of value creation. Suncor is also offering you a strong future in a proudly Canadian company with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment.

Suncor urges all COS shareholders to take action and tender their shares before the January 8th deadline to ensure Suncor’s offer is successful and protect the value of their investment.

[Shareholder name] Do you have any questions on the Suncor Offer and do you plan on tendering your COS shares to the Offer?

(Notate and proceed – inform Shareholder that he/she can visit www.suncorofferforcanadianoilsands.com to download our Offer circular and the Notice of Extension and all up to date relevant information related to the Suncor Offer. Offer to walk through factors for consideration below).

[1]

Analysis based on current strip pricing (e.g. the price of forward contracts to purchase WTI) and COS’ statement that its priority as a stand-alone business would be to pay down debt. On December 1, 2015, COS CEO Ryan Kubik said on a COS investor call: “We’ll prioritize debt reduction at this point in time and bring the leverage levels back down towards the lower end of our $1 billion to $2 billion debt range”.

IF “YES” OR POSITIVE RESPONSE:

Excellent, please remember the Offer is open for acceptance until 6:00 p.m. Mountain time (8:00 p.m. Eastern time) on January 8th, 2016, unless the Offer is extended or withdrawn. Suncor encourages you to tender your COS shares well in advance of the deadline to ensure they are received in time. Do you have any questions on how to tender your COS shares?

<await response – if yes, provide instructions on how to tender. Beneficial holders (holding shares through brokers) should contact their brokers/IAs and inform them that you are accepting Suncor’s Offer. Registered holders (share certificates under their names) should complete and execute the Letter of Transmittal (LOT) and deliver it to the Depositary together with the share certificates and other required documents. If share certificates are not readily available, complete and execute the Notice of Guaranteed Delivery (NOGD) and deliver to the Depositary.>

Suncor would like to thank you for your support.

IF NO ASSISTANCE IS PROVIDED:

Suncor would like to thank you for your support. Please let us know if you have any questions.

(PROCEED TO CLOSING)

IF “NO” OR NEGATIVE RESPONSE:

May I ask what is stopping you from accepting Suncor’s Offer?

[Shareholder name] Suncor urges you to consider the following then decide for yourself who is acting in your best interests and whether you are better off going forward with Suncor or an independent, overleveraged and underperforming COS:

• COS simply can’t deliver value in the current ‘lower for even longer’ oil price environment. COS has demonstrated negative free cash flow, a credit profile one notch above “junk” status, and has a single asset, Syncrude, that continues to underperform. Based on the current outlook for oil prices, Suncor expects COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts. This could force the company to make further cuts to its dividend, take on even more debt, or both. Making matters worse, oil price futures suggest we won’t see US$55 per barrel until at least 2020[2], so any promised upside “torque” to rising oil prices is wishful thinking at best.

COS continues to over promise and under deliver on Syncrude. In each of the past four years, COS has announced rosy production outlooks for Syncrude, then lowered its guidance multiple times over the course of the year and still failed to deliver on its promises. Four years in a row. Another operational upset in early December has prompted another reduction in COS’ production forecast – just one week after COS issued 2016 guidance and proclaimed a “New Era” at Syncrude. What evidence has COS given you to suggest that by continuing to do the same thing over and over again the results will be any different, let alone better?

There is no evidence a better offer will emerge for COS. COS has made a grand show of pursuing “strategic alternatives,” but when pressed in front of the Alberta Securities Commission, COS admitted it has had only two meetings with potential buyers. The simple fact is that COS does not have a robust process underway. How would you feel if you had your house on the market for months and had only two showings? That is the fact of the matter. It is clear to us that COS’ real agenda is to stay independent at any cost.

• COS Board members and management have almost no skin in the game, yet they want you to take a huge risk by rejecting our offer. Despite their overheated rhetoric and claims that COS would be a strong independent company, all COS Board members combined (including CEO Ryan Kubik) own less than 0.1% of the company’s shares. If they believed their own rhetoric, wouldn’t they own more than that? This is the same ten person group that took home total annual compensation of nearly $5 million in 2014 and oversaw more than $25 million in annual G&A spending in a company with no operations and about 30 people[3]. During that same year, COS shareholders suffered a 48% drop in COS’ share price[4]. Then, early this year, you were hit with an 80% cut to your dividend.

Suncor is offering you full, fair and immediate value for your shares, a significant dividend increase and a proven track record of value creation. Suncor is also offering you a strong future in a proudly Canadian company with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment.

[2]	http://www.reuters.com/article/us-global-oil-idUSKBN0TQ03V20151207#FL43jRCsIiW2CVSF.97
[3]	Based on total compensation for all directors, including CEO Ryan Kubik. Source: COS Management Information Circular dated March 16, 2015.
[4]	The closing price of COS on the TSX was $10.42 on December 31, 2014 compared with $19.98 on December 31, 2013.

(AFTER DISCUSSION)

Sir/Ma’am, given this information, will you be tendering your COS shares to the Suncor Offer?

IF YES: PROCEED TO “IF YES” ABOVE

If NO: (NOTATE FEEDBACK)

I understand.

(PROCEED TO CLOSING)

CLOSING:

If you have any further questions or require assistance tendering your COS shares, please do not hesitate to contact us toll free at 1-866-521-4427. Suncor also encourages you to continue to visit their website www.suncorofferforcanadianoilsands.com for updates. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, and Notice of Variation and Change dated November 12, 2015 and Notice of Extension dated December 3, 2015 prior to making a decision with respect to the Offer.

Thank you and have a nice day.

ANSWERING MACHINE

Hello my name is <insert your name> and I am calling on behalf of Suncor Energy Inc. with respect to their Offer to purchase all the outstanding shares of Canadian Oil Sands Limited. Despite falling oil prices and failing production, the COS Board and management have continued to tell you to “do nothing” to protect the value of your COS shares. By tendering to the Suncor offer, you will receive a significant premium to the pre-offer value of your COS shares and an immediate dividend increase of 45% above what you get today from COS. Through this “all Canadian” offer, you will also own a stake in Canada’s leading integrated energy company – a company with a rock solid balance sheet that has proven it can create shareholder value when oil prices rise, and when they don’t. Remember that if you “do nothing” and the Offer is rejected, you can expect the value of your shares to drop – sharply. Kindly call us toll-free at 1-866-521-4427 toll free in North America, or at 1-201-806-7301 outside of North America, or visit www.suncorofferforcanadianoilsands.com for additional information. You should review all of the offer documents carefully, including the Offer and Take-Over Bid Circular dated October 5, 2015, Notice of Variation and Change dated November 12, 2015 and Notice of Extension dated December 3, 2015, prior to making a decision with respect to the Offer. Thank you and have a nice day.

INSTRUCTIONS TO CALL CENTRE ASSOCIATES

DO NOT DEVIATE FROM THIS DOCUMENT OR OFFER ANY PERSONAL COMMENT.

This document has been reviewed by the client and/or their legal advisers and must be adhered to strictly. Do not provide what you believe may be the answer. All information relayed must be based on publicly available information and reference should be made at all times to the Circular.

ADVISORIES

NOTICE TO U.S. HOLDERS

The Offer (as defined herein) described in the Offer Documents (as defined herein) is being made for the securities of a Canadian issuer by a Canadian issuer that is permitted, under a multijurisdictional disclosure system adopted by the United States, to prepare the Offer Documents in accordance with the disclosure requirements of Canada. Shareholders in the United States should be aware that such requirements are different from those of the United States. The financial statements included or incorporated by reference in the Offer Documents have been prepared in accordance with International Financial Reporting Standards, and are subject to Canadian auditing and auditor independence standards, and thus may not be comparable to financial statements of U.S. companies.

Shareholders in the United States should be aware that the disposition of their Shares (as defined herein) and the acquisition of Suncor common shares by them as described in the Offer Documents may have tax consequences both in the United States and in Canada. Such consequences for shareholders who are resident in, or citizens of, the United States may not be described fully in the Offer Documents.

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that each of Suncor Energy Inc. (“Suncor”) and Canadian Oil Sands Limited (“COS”) are incorporated under the laws of Canada, that some or all of their respective officers and directors may be residents of a foreign country, that some or all of the experts named in the Offer Documents may be residents of a foreign country and that all or a substantial portion of the assets of Suncor and COS and said persons may be located outside the United States.

THE SUNCOR COMMON SHARES OFFERED AS CONSIDERATION IN THE OFFER DOCUMENTS HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (“SEC”) OR ANY U.S. STATE SECURITIES COMMISSION NOR HAS THE SEC OR ANY U.S. STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THE OFFER DOCUMENTS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Shareholders should be aware that, during the period of the Offer, Suncor or its affiliates, directly or indirectly, may bid for or make purchases of Suncor common shares or Shares, or certain related securities, as permitted by applicable law or regulations of the United States, Canada or its provinces or territories.

On October 5, 2015, Suncor filed a registration statement on Form F-80, which includes the Offer Documents, with the SEC in respect of the Offer. This script is not a substitute for such registration statement or any other documents that Suncor has filed or may file with the SEC or send to shareholders in connection with the Offer. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-80, AS IT MAY BE AMENDED FROM TIME TO TIME, AND ALL OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC IN CONNECTION WITH THE OFFER AS THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. You will be able to obtain a free copy of the registration statement on Form F-80, as well as other filings containing information about Suncor, at the SEC’s website (www.sec.gov).

OFFER DOCUMENTS

This script does not constitute an offer to buy or sell, or an invitation or a solicitation of an offer to buy or sell, any securities of Suncor or COS. The exchange offer (the “Offer”) by Suncor to purchase the COS common shares and any accompanying rights (together, the “Shares”) in exchange for common shares of Suncor is being made exclusively by means of, and subject to the terms and conditions set out in, the Offer to Purchase and Take-Over Bid Circular dated October 5, 2015, Notice of Variation and Change dated November 12, 2015, and Notice of Extension of the Offer dated December 3, 2015, along with the accompanying Letter of Transmittal, Notice of Guaranteed Delivery and other related Offer materials (collectively, the “Offer Documents”). While Suncor expects that the Offer will be made to all COS shareholders, the Offer will not be made or directed to, nor will deposits of Shares be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the laws of such jurisdiction. However, Suncor may, in its sole discretion, take such action as it may deem necessary to extend the Offer to holders of Shares in any such jurisdiction. The information provided in this script is a summary only, does not purport to be complete and is qualified in its entirety by reference to the complete text of the Offer Documents. The Offer Documents contain important information that should be read carefully before any decision is made with respect to the Offer.

Certain information contained in this script has been taken from or is based on COS documents that have been publicly filed on SEDAR under COS’ profile at www.sedar.com. Suncor has not had access to the non-public books and records of COS and Suncor is not in a position to independently assess or verify certain of the information in COS’ publicly filed documents, including the financial and reserves information reproduced herein. COS has not reviewed this script and has not confirmed the accuracy and completeness of the information in respect of COS contained herein. As a result, all historical information regarding COS included in this script, including all of its financial and reserves information and the pro forma financial and reserves information reflecting the pro forma effects of a combination of Suncor and COS has been derived, by necessity, from COS’ public reports and securities filings on SEDAR. While Suncor has no reason to believe that such publicly filed information is inaccurate or incomplete, Suncor does not assume any responsibility for the accuracy or completeness of any such information.

FORWARD-LOOKING STATEMENTS

This script contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation (collectively, “forward-looking statements”), including: that a sharp drop in COS share price would occur if no action is taken (possibly to or below its pre-offer price); the significant premium and increase in dividend to be received by tendering to the offer; the potential for Suncor to make performance improvements happen at Syncrude; Suncor’s plans in the event it does not receive substantial support for its offer on January 8th, 2016; the time period (as long as ten years) before COS would have enough cash flow to fix its balance sheet and reinstate a significant dividend; COS not being able to deliver value in the current ‘lower for even longer’ oil price environment and that based on the current outlook, COS will be bleeding cash again next year, even if it could achieve its most optimistic forecasts, forcing it to possibly cut its dividend, take on more debt or both; future oil prices; and Suncor’s strong future with plenty of upside to rising oil prices and significantly less exposure to the major downside risks facing COS in the current (and expected) ‘lower for even longer’ oil price market environment, which are based on Suncor’s current expectations, estimates, projections and assumptions that were made by Suncor in light of its experience and its perception of historical trends. Some of the forward-looking statements may be identified by words such as “estimates”, “plans”, “goal”, “strategy”, “expects”, “continue”, “may”, “will”, “outlook”, and similar expressions. In addition, all other statements and other information that address the Offer (including satisfaction of the Offer conditions, those relating to the tax treatment of shareholders, the expected timing of the consummation of the Offer, and certain strategic and financial benefits and operational and cost efficiencies expected to result from the consummation of the Offer) are forward-looking statements. Forward-looking statements are not guarantees of future performance and involve a number of risks and uncertainties, some that are similar to other oil and gas companies and some that are unique to Suncor. Users of this information are cautioned that actual results may differ materially as a result of, among other things, assumptions regarding expected synergies and reduced operating expenditures; volatility of and assumptions regarding oil and gas prices; assumptions regarding timing of commissioning and start-up of capital projects; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in marketing operations (including credit risks); imprecision of production and reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from Suncor’s properties; the ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; assumptions regarding the timely receipt of regulatory and other approvals; the ability to secure adequate product transportation; changes in royalty, tax, environmental and other laws or regulations or the interpretations of such laws or regulations; applicable political and economic conditions; the risk of war, hostilities, civil insurrection, political instability and terrorist threats; assumptions regarding OPEC production quotas; and risks associated with existing and potential future lawsuits and regulatory actions.

Although Suncor believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Suncor’s management’s discussion and analysis (“MD&A”) for the period ended September 30, 2015 (the “Third Quarter MD&A”) and dated October 28, 2015, 2014 Annual Report and its most recently filed Annual Information Form/Form 40-F and other documents it files from time to time with securities regulatory authorities describe the risks, uncertainties, material assumptions and other factors that could influence actual results and such factors are incorporated herein by reference. Copies of these documents are available without charge from Suncor at 150 6th Avenue S.W., Calgary, Alberta T2P 3E3, by calling 1-800-558-9071, or by correspondence request to info@suncor.com or by referring to the company’s profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov. Except as required by applicable securities laws, Suncor disclaims any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Suncor’s actual results may differ materially from those expressed or implied by its forward looking statements, so readers are cautioned not to place undue reliance on them.